                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of, June 2008

                        Commission File Number: 000-11743

                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  EXHIBIT INDEX

Exhibit       Date                   Description of Exhibit
-------   ------------   ----------------------------------------------
   1      June 3, 2008   Notice of the 60th Ordinary General Meeting of
                         Shareholders to be Held in Kyoto, Japan on
                         June 27, 2008

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WACOAL HOLDINGS CORP.
                                        (Registrant)


                                        By: /s/ Masaya Wakabayashi
                                            ------------------------------------
                                            Masaya Wakabayashi
                                            General Manager, Corporate Planning

Date: June 5, 2008

                                    EXHIBIT 1

                   NOTICE OF THE 60TH ORDINARY GENERAL MEETING

                                 OF SHAREHOLDERS

                   TO BE HELD IN KYOTO, JAPAN ON JUNE 27, 2008

     (This is a translation from the original notice in the Japanese language dispatched to shareholders in Japan. The financial statements included in this Notice of the General Meeting of Shareholders are based upon accounting principles and practices generally accepted in Japan.)

                              WACOAL HOLDINGS CORP.

                                  KYOTO, JAPAN

                                                               Code Number: 3591

                                                                    June 3, 2008

TO OUR SHAREHOLDERS

                                                         WACOAL HOLDINGS CORP.
                                                         29, Nakajima-cho
                                                         Kisshoin, Minami-ku
                                                         Kyoto 601-8530, Japan

                                                         Yoshikata Tsukamoto
                                                         Representative Director

           NOTICE OF THE 60TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

     This is to inform you that the Company's 60th ordinary general meeting of shareholders will be held as described below.

     You are cordially invited to attend the meeting.

     IF YOU ARE UNABLE TO ATTEND THE MEETING, WE WOULD LIKE TO REQUEST THAT YOU CAREFULLY EXAMINE THE REFERENCE MATERIALS SET FORTH BELOW AND MAIL YOUR BALLOT SHOWING YOUR CONSENT OR DISSENT SO THAT WE RECEIVE IT NO LATER THAN JUNE 26, 2008 (THURSDAY) at 5:30 p.m.

                                   Particulars

1.    Date:    Friday, June 27, 2008 at 10:00 a.m.

2.    Place:   The hall on the 10th floor of the Head Office of Wacoal Holdings
               Corp., located at 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto,
               Japan (on the west side of Nishi-Oji Station on the JR line)

               (Please refer to the map on the back of this notice.)

3.    Purpose of Meeting:

      Matters to be reported:

          1. Presentation of the Business Report, Consolidated Financial Statements for the 60th fiscal year from April 1, 2007 through March 31, 2008 and Audit Reports of the Independent Accountants and the Board of Statutory Auditors for the Consolidated Financial Statements

          2. Presentation of the Financial Statements for the 60th fiscal year from April 1, 2007 through March 31, 2008

      Matters to be resolved:

          Agenda Item No. 1: Election of eight directors

          Agenda Item No. 2: Election of one statutory auditor

          Agenda Item No. 3: Payment of officers' bonuses

          Agenda Item No. 4: Resolution regarding the amount and terms of stock acquisition rights to be issued to directors as stock options

4.    Exercise of Voting Right

(1)   Exercise of Voting Right by Proxy

      If you are not able to attend the meeting, you can still exercise your voting right by appointing another shareholder who has a voting right to represent you at the meeting. Please note that such shareholder will be required to submit a document which certifies such appointment.

(2)   Amendments to the Supplementary Schedules and Reference Materials

      Please note that any amendments to the supplementary schedules or the reference materials will be posted and announced on the Company's website (http://www.wacoalholdings.jp/).

                                   **********

     If you attend the meeting on the appointed date, please bring the ballot with you and submit it to the meeting receptionist.

SUPPLEMENTARY SCHEDULES ON MATTERS TO BE REPORTED

                                 BUSINESS REPORT

            FOR THE PERIOD FROM APRIL 1, 2007 THROUGH MARCH 31, 2008

1.   STATUS OF GROUP BUSINESS

(1)  BUSINESS DEVELOPMENTS AND RESULTS

     (A)  SUMMARY OF OPERATIONS

          During the fiscal year ended March 31, 2008 (fiscal year 2008), the Japanese economy generally experienced slow growth in the first half year, but growth in the corporate earnings was suspended in the second half of the year due to fluctuations in the stock and foreign exchange markets and other factors as a result of the sudden rise in the price of crude oil and the U.S. sub-prime mortgage crisis. Consumer activity mirrored these trends. Overseas, economic recovery in the U.S. has slowed, and the economic recovery in Europe has moderated somewhat, although China and other Asian economies continue to grow.

          The early spring low temperatures, prolonged rainy season and high summer temperatures affected the domestic women's fashion and clothing industry and business results were decreased.

          In this environment, our group (primarily Wacoal Corporation, which is the core operating entity in our group) sought to improve the strength of its products and endeavored to develop products focused on consumer needs.

          With respect to the Wacoal and Wing brand business departments, our core brassiere products showed favorable sales performance, but the overall sales of the Wacoal brand business department were below the levels of the same period in the prior fiscal year. This was largely due to the poor sales performance of our Style Science series products which have new features for the lower body that we are working to develop as our core products for the lower body. On the other hand, the Wing brand business department maintained the level of the same period of the prior fiscal year due to favorable sales of the other products.

          We are promoting our new growth strategy CAP21 (Corporate Activation Project 21) in order to achieve accelerated growth. As a part of our efforts in CAP21, we acquired 49% interest in Peach John Co., Ltd. ("Peach John") in June 2006. Peach John has achieved a breakthrough with its own catalog and Internet sales, and through sales at company stores across Japan, of innerwear, outerwear and other products. Peach John has many loyal customers, mainly young women and young career women. Following the capital alliance, Wacoal and Peach John utilized their respective know-how and broad customer base to develop their businesses synergistically, and in January 2008, with the aim of speeding up and strengthening such business development, Wacoal acquired the remaining 51% of Peach John through a stock swap, making Peach John a wholly owned subsidiary. Wacoal exchanged 3.44 million shares of treasury stock and 3.26 million shares of newly issued stock in connection the stock swap. Additionally, in order to improve capital efficiency, Wacoal implemented a buyback and cancellation of 3.9 million of its own shares. Please note that for purposes of Wacoal's fiscal year 2008 consolidated financial statements, Peach John is treated as having become a consolidated subsidiary as of March 31, which means it is still treated as an equity-method affiliate for purposes of Wacoal's consolidated income statement.

          With regard to our overseas business, sales in the U.S. have been increasing over the last few years and the overall sales in overseas were slightly better than the prior fiscal year. In Asia, our business in China continues to show favorable expansion.

          As a result, consolidated sales for fiscal year 2008, according to U.S. Accounting Standards, were Y165,761 million, a 0.4% decrease compared to the prior fiscal year.

          In terms of profit, the operating income for fiscal year 2008 was Y13,540 million, a 5.0% increase compared to the prior fiscal year.

          Income before income taxes, equity in net income of affiliated companies and minority interests for fiscal year 2008 was Y14,353 million, a 3.1% increase compared to the prior fiscal year, and net income was Y4,966 million, a 45.0% decrease compared to the prior fiscal year.

          The reason for the significant decrease in net income was largely the result of a Y4,694 million write-down of our 49% interest in Peach John, which was acquired during the prior fiscal year as part of a capital alliance. This loss, which we accounted for using the equity method, was the result of a re-evaluation of the fair market value of Peach John's stock following the creation of a sound five-year business plan taking into account various changes in the business structure of the mail-order industry that are being brought on by the spread of the Internet and cellular phones.

          Regarding sales by business category, sales of textile goods for fiscal year 2008 were Y150,710 million, a 0.2% increase compared to the prior fiscal year. Other sales during fiscal year 2008 were Y15,051 million, a 6.3% decrease compared to the prior fiscal year.

          Regarding sales by location, Japan represented Y139,618 million, or 84.2%, of group sales, while Asia accounted for 4.6% and Europe and the U.S. accounted for 11.2%.

     Summary of operations by business segment of the Group is as follows.

     (i)  Textile goods and related products

          In the spring, the Wacoal brand business department of Wacoal Corporation, which is our core operating company, launched LALAN in spring, our new campaign brassiere, which showed favorable sales performance. LALAN meets the needs of women of all bust sizes due to a unique design that is individually tailored to each size, and we believe that our new-style of advertising campaign, which differs from traditional promotions that focus primarily on functionality, has reached new consumers beyond our existing customer base. Additionally, our switch in strategy from seasonal campaigns that promote new products to increasing the number and variety of LALAN series products each season has extended the sales period for our campaign products and resulted in an improvement in sales and stock clearance rates. Fall/winter season sales of Sugoi, our newly developed line of lingerie that utilizes new materials, largely exceeded our expectations. This was due to wide acceptance of the product's characteristics of being thinner, lighter and warmer than past products, as well as extensive media coverage of the product name, which gives the impression of a product that exceeds existing products in terms of image and functionality. On the other hand, sales of products from our Style Science brand category, which was introduced two years ago with new features for the lower body, was well below the sales levels of previous years. Our research shows that this was due to the fact that two years have passed since the release of the original Hip Walker, and in-store promotions have decreased. In addition, there has been a failure to capture new customers, and our attempts to encourage existing customers to buy replacement products have been ineffective. Due to poor sales performance of our Style Science series products, overall sales of our Wacoal brand business department were below the results of the previous fiscal year.

          In our Wing brand business department, as with our Wacoal brand, our core brassieres, particularly our standard products, performed well, as have girdles, body-suits and lingerie. On the other hand, sales of our Style Up Pants from our Style Science series have declined. Nevertheless, a Style Science product for men, the Cross-Walker, was developed and officially went on sale in department stores under the DAMS brand in February 2008 and in chain stores under the BROS brand name in April 2008. There has been a very favorable consumer response to both products, and we expect this line to expand in the future.

          With the scheduled introduction of special health checks and guidance aimed at preventing metabolic syndrome in April 2008 as a backdrop, we began selling Exwalker Style Science products at various locations, including gyms and corporate health insurance associations in January of this year. Although sales of our core lines of the Style Science series products aimed at women in fiscal year 2007 were disappointing, we believe that there are still good opportunities to capture new customers and encourage existing customers to continue purchasing these products by expanding our marketing channels and range of target customers and renewing our promotional strategies.

          Our specialty retail store business consists of Une Nana Cool, an independently operated subsidiary, our Wacoal Corporation direct retail store business for our Amphi, SUBITO and Sur La Plage brands, and our Wacoal Factory Stores chain of factory outlet stores. Une Nana Cool's new and existing stores, as well as LuncH, a new type of store concentrating on lingerie, are all performing well and have shown fiscal year profits for the first time. In addition, efforts to limit the opening of new stores and focus on increasing and improving the earnings of existing stores have led to improved results for our direct retail store business as well.

          Sales of outerwear, our core products in our mail-order business catalogs, have been poor, but shoes and miscellaneous items have generally performed well with varying degrees of performance depending on the type or product. Sales from pamphlets placed in newspapers and from our online store have been favorable. Continuing from the previous period, we have improved our net results by revising our media costs and improving our inventory.

          As for our wellness business, net sales of our sports conditioning wear CW-X, our core sports related product, were down as a result of delivery adjustments for inventory regulation purposes and product returns from stores. There was growth in the sales of leg-related products associated with entry into a new type of business. However, overall sales were lower than the previous fiscal year due to the negative effects of weather on the performance of wet weather footwear and a reduction in department store sales of leggings.

          Sales of our semi-order innerwear business, Dubleve, were in line with those of the previous fiscal year due to a failure to sufficiently capture new customers as well as a decrease in the average purchase price per customer.

          Sales have been increasing in the U.S. over the last few years due to an increasing demand for luxury items and an increase in transactions with mid-level department stores that have not historically sold Wacoal products but that are repositioning themselves as up-scale department stores. However, decreased consumer confidence caused by the U.S. economic slowdown has led to sluggish store sales, and other factors, such as inventory adjustments, have also had an adverse effect, leading to sales levels that are up only slightly over the previous fiscal year. Earnings were down significantly due to decreased profitability and an increase in personnel costs brought on by an increase in the number of sales staff in connection with new store openings, as well as increases in other costs. In Asia, Wacoal's business in China continues to grow. In addition to the expansion of Wacoal brand products, we have begun to expand our youth orientated brand, Amphi, and in the fiscal year ending March 2009, we plan to increase sales through a three-brand structure, including the high value-added brand Salute.

     (ii) Others

          As for Nanasai Co., Ltd. ("Nanasai"), the sales in the rental business of mannequins and fixtures exceeded the sales of prior fiscal year due to an increase in the number of orders, however, the sales in the interior design and stores construction work were below the sales of prior fiscal year due to the income-oriented efforts made to survive the severe competition among competitors in competitive biddings. Furthermore, as for the house design business which was succeeded by Nanasai from Wacoal Corp. during the prior fiscal year, it was largely affected by the decrease in the number of housing constructions following the enforcement of the amended Building Standards Law. As a result, the overall sales remained the same as the prior fiscal year. In terms of profit, it showed improvement due to a thorough reduction of costs.

Segment Information by Type of Business

                                                               (Millions of yen)

                                    Textile goods and
                                     related products    Others     Total
                                    -----------------   -------   --------
Sales                                   Y150,710        Y15,051   Y165,761
Percentage over the previous year          100.2%          93.7%      99.6%

     (Notes)

     1. Segment information is prepared based on the Consolidated Financial Statement Regulations.

     2. Business classification is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.

     3.   Core products of respective businesses:

          - Textile goods and related products: innerwear (foundation, lingerie, nightwear and children's innerwear), outerwear, sportswear, hosiery, etc.

          - Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

          (B)  FINANCING

               The Company did not engage in any financing through the issuance of common stock or bonds during this fiscal year.

          (C)  CAPITAL EXPENDITURES

               The total amount of capital expenditures during fiscal year 2008 was Y1,211 million, including expenditures for the maintenance and repair work of various buildings.

          (D) ACQUISITION OF SHARES AND EQUITY OR SHARE SUBSCRIPTION RIGHTS IN OTHER COMPANIES

               On January 10, 2008, we acquired the remaining 51% of the total number of issued shares in Peach John through a stock swap, in addition to our stockholding ratio of 49%, making Peach John a wholly owned subsidiary of our Company.

(2)  CHANGES IN STATE OF ASSETS AND PROFIT AND LOSS

     (i)  Changes in Results of Operations and State of Assets of the Group

                                     (Millions of yen, except per share amounts)

                                         Fiscal year ended/as of March 31,
                                   ---------------------------------------------
                                      2005        2006        2007        2008
                                   ---------   ---------   ---------   ---------
Net sales                          Y 160,968   Y 164,122   Y 166,410   Y 165,761
Operating income                      11,766       1,333      12,896      13,540
Net income                             6,790       2,821       9,029       4,966
Net income (per share)                 47.17       19.60       63.18       35.14
Total assets                         226,196     242,296     250,266     241,619
Total shareholders' equity           175,746     186,475     193,278     185,113
Shareholders' equity (per share)    1,220.93    1,295.72    1,374.89    1,291.41

----------
(Note) 1.  The above amounts are based on U.S. Accounting Standards. Therefore, operating income is shown instead of ordinary income.

       2. Net income per share is calculated based on the number of average shares issued (excluding the number of shares held as treasury stock) during each fiscal year.

       3. Shareholders' equity per share is calculated based on the number of shares issued (excluding the number of shares held as treasury stock) as of the end of the fiscal year.

       4. Total shareholders' equity and shareholders' equity per share are calculated using the total number of shareholders' equity recorded on the consolidated balance sheet.

     (ii)  Changes in Results of Operations and State of Assets of the Company

                                     (Millions of yen, except per share amounts)

                             Fiscal year ended/as of March 31,
                       ---------------------------------------------
                          2005        2006        2007        2008
                       ---------   ---------   ---------   ---------
Operating income       Y 128,243   Y  70,504   Y   6,005   Y  10,863
Ordinary income            5,919       6,256       2,132       6,937
Net income                 3,098       2,877       1,516       2,123
Net income per share       21.33       19.81       10.60       15.02
Total assets             196,641     154,925     150,325     150,081
Net assets               162,637     151,976     145,434     147,562
Net assets per share    1,129.67    1,055.83    1,034.56    1,029.44

----------
(Note) 1.  Net income per share is calculated based on the number of average shares issued (excluding the number of shares held as treasury stock) during each fiscal year, excluding the number of shares owned by the Company.

       2. Net assets per share is calculated based on the number of shares issued (excluding the number of shares held as treasury stock) as of the fiscal year-end.

       3. While our core businesses had been sales of textile goods and related products, they were replaced by income from lease and dividends, etc. due to the corporate split implemented on October 1, 2005. Therefore, such income is now stated as "Operating Income".

(3)  BUSINESS STRATEGIES

     The average age of our customers is on the rise as the population grows older. Meanwhile, there have been changes in purchasing behavior of innerwear, reflecting changes in the consumption behavior of young fashion consumers. In order to respond to these changes in the average age of our customer and diversification of consumers' values, we think it is necessary to create new added value and build up a means of communication. Further, such changes in the consumption behavior of young consumer create another low-end market and intensify competition among businesses. We are facing a major challenge regarding how we can succeed in such market conditions. Such changes are also impacting distribution channels and therefore, we have an urgent need to establish our operating bases in new channels as well as our existing channels, such as department stores, chain stores and shops which have supported our development over the years.

     As it is difficult to expect for a large expansion in the domestic consumer market on a long-term basis, we anticipate that it will be essential for us to expand business overseas for future growth. The significant challenges that we face now are to achieve further growth in the U.S. business which is our core overseas operation and to expand business or make new entries in China and other regions where high marketability is expected.

     Facing these challenges, while we concentrate our resources on areas where we are most competitive by selecting and focusing our business operations, we are promoting our new growth strategy CAP21 (Corporate Activation Project 21) in order to achieve accelerated growth by expanding our business operations by broadening the scope of such competitive areas.

     Your continued support and cooperation will be greatly appreciated.

(4)  MAIN SEGMENT

      Business Segment                      Description of business
      ----------------         -------------------------------------------------
TEXTILE AND RELATED PRODUCTS   Manufacture and wholesale of intimate apparel
                               (particularly, foundation garments, lingerie, and
                               nightwear for women's and children's underwear),
                               outerwear, sportswear, hosiery and other textiles
                               and related products, and direct sale to
                               consumers of a portion of the products

OTHERS Manufacture and sale of mannequins, interior design and construction work of stores, restaurant businesses, cultural projects, services and real estate business

(5)  MAIN SALES OFFICES AND FACTORIES

     (a)  Main Sales Offices and Factories of the Company

          Head Office (Kyoto)

     (b)  Main Sales Offices and Factories of Subsidiaries

          Wacoal Corp. (Kyoto), Peach John Co., Ltd. (Tokyo), Studio Five Corp. (Tokyo), Kyushu Wacoal Manufacturing Corp. (Nagasaki), Nanasai Co., Ltd. (Kyoto), Torica Inc. (Osaka), Wacoal International Corp. (U.S.), Wacoal America, Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Vietnam Wacoal Corp., Wacoal Investment Co., Ltd. (Taiwan), Guangdong Wacoal Inc. (China)

(6)  EMPLOYEES

     (i)  Employees within Group

                                                             Number Increased / (Decreased)
     Name of Business Segment        Number of Employees   from the end of Prior Fiscal Year
     ------------------------        -------------------   ---------------------------------
Textile and other related products          13,011                        139
Others                                         365                         (2)
Across the Company                             165                          7
                                            ------                        ---
Total                                       13,541                        144
                                            ======                        ===

----------
(Note) 1.  The number of employees is the number of personnel at work (excludes the number of personnel seconded from our group to other groups, but includes the number of personnel seconded from other groups to our group).

       2. Employees classified as "Across the Company" belong to management divisions which cannot be classified into any specific segment.

       3. The number of employees does not include the number of temporary employees (the average number of temporary employees during the period, including temporary staff and part-time workers, was 1,337).

     (ii) Employees of the Company

Number of     Number Increased / (Decreased)
Employees   from the end of Prior Fiscal Year   Average Age   Average Years of Service
---------   ---------------------------------   -----------   ------------------------
    62                      9                       44.8                21.5

----------
(Note) The number of employees is the number of personnel at work (excludes the number of personnel seconded from our group to other groups, but includes the number of personnel seconded from other groups to our group).

(7)  PRINCIPAL SUBSIDIARIES

                                                               Shareholding
   Name of Company              Location      Stated Capital       Ratio           Main business        Remarks
   ---------------           --------------   --------------   ------------   -----------------------   -------
                                               (Millions of yen)
Wacoal Corp.                 Minami-ku,           Y 5,000          100.0%     Manufacture and sale of
                             Kyoto                                            garments

Peach John Co., Ltd.         Shibuya-ku,               90          100.0%     Sale of garments
                             Tokyo

Nanasai Co., Ltd.            Ukyo-ku, Kyoto           498           76.9%     Manufacture and sale of
                                                                              mannequins and display
                                                                              fixtures; interior
                                                                              design and construction
                                                                              work of stores

                                             (Thousands of dollars)

Wacoal International Corp.   NY, U.S.A.           $20,000          100.0%     Investment in US
                                                                              subsidiaries              *1

Wacoal America, Inc.         NY, U.S.A.             2,062          100.0%     Manufacture and sale of
                                                                              garments                  *2

----------
(Note) *1.  Wacoal International Corp. is a wholly owned subsidiary of our subsidiary, Wacoal Corp.

       *2. Wacoal America Inc. is a wholly owned subsidiary of our subsidiary, Wacoal International Corp.

2.   STOCK INFORMATION

(1)   TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED:   500,000,000 SHARES

(2)   TOTAL NUMBER OF ISSUED AND OUTSTANDING SHARES:    143,378,085 SHARES

(Note) The total number of issued and outstanding shares was increased by 3,261,400 shares due to the implementation of the stock swap, and decreased by 3,900,000 shares due to the cancellation of shares.

(3)  TOTAL NUMBER OF SHARES HELD AS TREASURY STOCK:                35,998 SHARES

(4)  TOTAL NUMBER OF SHAREHOLDERS AS OF THE END OF THIS FISCAL
     YEAR:                                                                10,447

(5)  MAJOR SHAREHOLDERS:

                                                  Number of Shares Held by
              Name of Shareholder                        Shareholder         Shareholding Ratio
              -------------------                 ------------------------   ------------------
                                                    (Thousands of shares)            (%)
Hero & Co.                                                 23,701                   16.53
Meiji Yasuda Life Insurance Company                         6,999                    4.88

                                                  Number of Shares Held by
              Name of Shareholder                        Shareholder         Shareholding Ratio
              -------------------                 ------------------------   ------------------
                                                    (Thousands of shares)            (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                      6,986                    4.87
Mika Noguchi                                                6,701                    4.68
Nippon Life Insurance Company                               5,460                    3.81
The Bank of Kyoto, Ltd.                                     4,264                    2.97
The Shiga Bank, Ltd.                                        3,376                    2.36
The Dai-ichi Mutual Life Insurance Company                  3,212                    2.24
Mitsubishi UFJ Trust and Banking Corporation                3,050                    2.13
Tokyo Marine & Nichido Fire Insurance Co., Ltd.             2,568                    1.79

----------
(Notes) The shareholding ratio is calculated based on the number of shares issued (excluding the number of shares held as treasury stock) as of the end of fiscal year.

3.   OFFICERS

(1)  DIRECTORS AND AUDITORS (AS OF MARCH 31, 2008)

        Position                   Name                  Responsibility                 Remarks
        --------           -------------------   ------------------------------   ------------------
Representative Director    Yoshikata Tsukamoto   Representative Director and
                                                 President, Corporate Officer
                                                 of Wacoal Corp.

Senior Managing Director   Shoichi Suezawa

Managing Director          Hideo Kawanaka        Director, Senior Corporate
                                                 Officer of Wacoal Corp.

Director                   Yuzo Ito              Director, Senior Corporate
                                                 Officer of Wacoal Corp.

Director                   Tatsuya Kondo         Director, Senior Corporate
                                                 Officer of Wacoal Corp.

Director                   Tadashi Yamamoto      Director, Managing Corporate
                                                 Officer of Wacoal Corp.

        Position                   Name                  Responsibility                 Remarks
        --------           -------------------   ------------------------------   ------------------
Director                   Kazuo Inamori         Chairman Emeritus of Kyocera     *1
                                                 Corporation, Honorary Adviser
                                                 of KDDI Corporation

Director                   Mamoru Ozaki          Advisor to Yazaki Corporation,   *1
                                                 Outside Director of Fuji Kyuko
                                                 Co., Ltd., Outside Director of
                                                 Kikkoman Corporation

Statutory Auditor          Hajime Kotake                                          *2
(Full-Time)

Statutory Auditor          Kimiaki Shiraishi     Statutory Auditor of Wacoal
                                                 Corp.
(Full-Time)

Statutory Auditor          Yutaka Hasegawa       Outside Statutory Auditor of     *3
                                                 The Hyakugo Bank, Ltd.

Statutory Auditor          Tomoharu Kuda                                          Certified Public
                                                                                  Accountant *3, *4

Statutory Auditor          Yoko Takemura                                          Attorney-at-Law *3

----------
(Notes)   *1.  Mr. Kazuo Inamori and Mr. Mamoru Ozaki, Directors, are outside directors as prescribed in Item 15, Article 2 of the Company Act.

          *2 Mr. Hajime Kotake has many years of accounting experience at our Accounting Department with a respectable degree of finance and accounting knowledge.

          *3 Mr. Yutaka Hasegawa, Mr. Tomoharu Kuda and Ms. Yoko Takemura, Statutory Auditors, are outside statutory auditors as prescribed in Item 16, Article 2 of the Company Act.

          *4 Mr. Tomoharu Kuda is a public certified accountant with a considerable degree of finance and accounting knowledge.

(2)  REMUNERATIONS AND OTHER COMPENSATIONS PAID TO DIRECTORS AND STATUTORY
     AUDITORS

     Y272 million for 8 directors (of those, Y16 million for 2 outside directors)

     Y44 million for 5 statutory auditors (of those, Y19 million for 3 outside statutory auditors)

----------
(Notes)   *1   The above amount includes Y40 million of officers' bonuses (Y40 million to directors) which is to be resolved at this Ordinary
               General Meeting of Shareholders.

          *2 In addition to the above, we plan to pay Y28 million of accrued benefits associated with the termination of payment of retirement allowances determined by the resolution of the Ordinary General Meeting of Shareholders held on June 29, 2005 to 2 directors and 1 statutory auditor who are to retire at the conclusion of this Ordinary General Meeting of Shareholders.

(3)  MAIN ACTIVITIES OF OUTSIDE DIRECTORS AND OUTSIDE STATUTORY AUDITORS

     Category             Name                      Main Activities
-----------------   ---------------   ------------------------------------------
Director            Kazuo Inamori     Mr. Inamori has attended the board of
                                      directors' meeting 10 times out of 15 held
                                      during fiscal year 2008 and has expressed
                                      his opinions on the proposals and/or
                                      discussions based on his comprehensive
                                      knowledge of overall management.

Director            Mamoru Ozaki      Mr. Ozaki has attended the board of
                                      directors' meeting 13 times out of 15 held
                                      during fiscal year 2008 and has expressed
                                      his opinions on the proposals and/or
                                      discussions based on his comprehensive
                                      knowledge and experience of financial
                                      matters and/or Chinese business with broad
                                      social insight.

Statutory Auditor   Yutaka Hasegawa   Mr. Hasegawa has attended the board of
                                      directors' meeting 14 times out of 15 and
                                      attended the board of statutory auditors'
                                      meeting 16 times out of 17 held during
                                      fiscal year 2008 and has expressed his
                                      opinions based on his comprehensive
                                      knowledge of financial matters.

Statutory Auditor   Tomoharu Kuda     Mr. Kuda has attended all board of
                                      directors' meetings (10 times) and all
                                      board of statutory auditors' meetings (10
                                      times) held during fiscal year 2008 since
                                      his assignment as statutory auditor on
                                      July 1, 2007 and has expressed his
                                      opinions on accounting and financial
                                      matters from a professional perspective.

Statutory Auditor   Yoko Takemura     Ms. Takemura has attended all board of
                                      directors' meetings (15 times) and all
                                      board of statutory auditors' meetings (17
                                      times) during fiscal year 2008 and has
                                      expressed her opinions from professional
                                      perspective as an attorney-at-law.

(4)  MATTERS CONCERNING LIMITATION OF LIABILITY AGREEMENT

     We amended our Articles of Incorporation at the 57th Ordinary General Meeting of

     Shareholders held on June 29, 2005 and at the 58th Ordinary General Meeting of Shareholders held on June 29, 2006 to provide a provision regarding a limitation of liability agreement to be executed with outside directors and outside statutory auditors.

     A summary of the limitation of liability agreement executed with all of our outside directors and outside statutory auditors follows:

     (Summary of Limitation of Liability Agreement)

     The Company has executed an agreement with all of its outside directors and outside statutory auditors to limit the liability for damages incurred due to negligence of duties stipulated in Paragraph 1, Article 427 of the Company Act, and the maximum amount of liability under such agreement is the amount as provided by law or regulation.

4.   MATTERS CONCERNING ACCOUNTING AUDITORS

(1)  NAME OF ACCOUNTING AUDITOR

     Deloitte Touche Tohmatsu

(2)  REMUNERATIONS, ETC.

Amount of remuneration payable to the                             Y 95,000,000
accounting auditor for this fiscal period:
Total amount of money and other property benefits to be paid to   Y147,528,000
the accounting auditor by the Company and its subsidiaries:

----------
(Notes)

          1. The accounting audit agreement executed between the Company and its accounting auditor does not distinguish between remuneration for accounting under the Company Act and that for accounting under the Financial Instruments and Exchange Law, and they cannot be reliably distinguished. Therefore, the amount given above represents the total amount of the remunerations for both accountings.

          2. Among our significant subsidiaries, Wacoal International Corp. and Wacoal America, Inc. are subject to audits by other auditing firms and not by our accounting auditor.

(3)  NON-AUDIT SERVICES

     We pay our accounting auditor fees incurred from consulting services for establishing our group's regulations and security measures, which are not included among the services specified under Paragraph 1, Article 2 of Certified Public Accountants Law of Japan.

(4) POLICY ON DETERMINATION OF DISMISSAL AND NON-REAPPOINTMENT OF ACCOUNTING AUDITOR

     Other than when in the interest of the Company, if the above accounting auditor violates and/or infringes the Company Act, the Certified Public Accountant Law or other law or ordinance, or commits any indecent act, the board of statutory auditors shall consider the dismissal or non-reappointment of said accounting auditor, and if the dismissal or non-reappointment is deemed appropriate, the board of statutory auditors shall decide "to dismiss or not to reappoint the accounting auditor" with the consent of all statutory auditors in accordance with the rules of the board of statutory auditors, or shall request the board of directors that the same be submitted as a proposal at the general meeting of shareholders, and the board of directors shall discuss the same.

5.   SYSTEM AND POLICIES OF COMPANY

(1)  SYSTEM TO ENSURE APPROPRIATE BUSINESS CONDUCT

     (i) System to ensure that execution of duties by directors and/or employees is in compliance with the laws or regulations and the Articles of Incorporation

          - To ensure that all directors and employees of the group comply with the laws or regulations and the Articles of Incorporation and conducts business based on sound social norms, we have enacted Corporate Ethics: Wacoal's Code of Conduct and Code of Ethics for Corporate Officers and Employees.

          - Directors will take the initiative to ensure compliance and awareness of corporate ethics within the Group.

          - In order to improve our system of compliance and consider any compliance issues which may have a material impact on the Group, we have established a Corporate Ethics Committee, which seeks to increase awareness of and educate employees about corporate ethics. Our Representative Director and President acts as the chairperson, and our legal/compliance department is in charge of the committee.

          - We have established a system under which our legal/compliance department is promptly notified if the Company becomes aware that a director and/or employee of the group may have violated our Corporate Ethics: Wacoal's Code of Conduct or Code of Ethics for Corporate Officers and Employees, or of any other compliance issues. We have also established an internal alert system (a corporate ethics hotline). After being notified and/or alerted, the legal/compliance department perform an investigation and formulate preventive measures after discussions with the related department. If the issue is critical, the legal/compliance department will refer the matter to the corporate ethics committee and will report the results of its review to the board of directors and/or board of statutory auditors.

     (ii) System concerning the Storage and Management of Information related to Execution of Duties by Directors

          - With the approval of our board of directors, we have enacted Document Management Rules pursuant to which we store the following documents (includes electromagnetic record) along with any related materials:

               Minutes of the general meeting of shareholders, minutes of board of directors, minutes of group management committees, documents for which a director is the final decision maker and any other documents prescribed in the Document Management Rules

          -    The retention period for storage of the documents shall be ten
               (10) years. The storage of these documents shall be subject to the Document Management Rules, and the directors and statutory auditors shall have access to these documents at all times.

     (iii) Rules and Other Systems Concerning Loss and Risk Management

          - In order to understand management risk within the Group in general and to improve and/or strengthen our risk management system, we have established a Risk Management Committee, for which the director in charge of risk management acts as chairperson.

          - The Risk Management Committee prescribes risk management rules, subject to the approval of the board of directors, which forms the basis for our risk management system. The Risk Management Committee clarifies the responsibilities by risk category pursuant to these rules, and formulates a risk management system that thoroughly and/or comprehensively controls potential risk within the Group.

          - The Risk Management Committee regularly reports on the operations of the Group's risk management system to the board of directors.

     (iv) System to Ensure Effective Execution of Duties by Directors

          - In order to enhance appropriate decision-making by our directors, we will appoint several independent outside directors.

          - We will formulate a mid-term management plan to be shared by the directors and/or employees within the Group and will direct and confirm courses of action and business targets in the mid- to short-term that are consistent with such plan.

          - We will follow the business results of each Group company on a monthly basis and report back to the board of directors. In addition, by holding quarterly business meetings, we will confirm the business results and the implementation of measures and policies, consider measures in the event targets are not achieved, and review such targets, as may be necessary.

     (v)  System to Ensure Appropriate Business Conduct within Group Companies

          - We have enacted and manage our Group companies in accordance with our Group Management Rules, which prescribe basic policies regarding the management of Group companies and matters to be decided by our board of directors, as well as matters to be reported to the Company.

          - Any intercompany transaction must be fair and in compliance with laws or regulations, accounting principles and/or the tax system.

          - Our audit office will conduct internal audits (including an audit of the establishment and/or operation of our compliance system and risk management system) within the Group companies. The audit office will report the results of its audits to the board of directors and appropriate departments and will give guidance and/or advice on system formulation to Group companies to ensure the appropriate conduct of business.

     (vi) System Concerning Assistants to Statutory Auditors and Matters Concerning Independence of such Assistants from Directors

          - To assist the statutory auditors, we have established an office for our board of statutory auditors and will appoint assistants to assist them.

          - The statutory auditors will be consulted regarding the appointment, evaluation, relocation and discipline of such assistants, and their opinions will be respected.

     (vii) Reporting System of Directors and Employees to the Statutory Auditors, other Reporting Systems and other Systems to Ensure Effective Audit by Statutory Auditors

          - We will strive to conduct effective audits by our statutory auditors by causing the directors and the employees to report to the statutory auditors regarding the following matters in addition to statutory matters:

               Matters referred to the Group management committee

               Matters which may have a material impact on the Group

               Monthly and quarterly management conditions

               Results of internal audits

               Material violation of laws or regulations and/or our Articles of Incorporation

               The condition of our internal reporting/alerting system

               Other significant matters

          - Half of the statutory auditors will be independent outside statutory auditors to enhance the transparency and neutrality of management.

          - The statutory auditors may order employees who belong to the audit office to perform any matters that are required to provide audit services.

          - The board of statutory auditors may consult legal counsel, certified public accountant, consultant or other outside advisor as it deems necessary.

(2)  POLICY REGARDING DETERMINATION OF DISTRIBUTION OF EARNINGS

     Our basic policy regarding the distribution of profits to our shareholders is to pay steady dividends and increase our net income per share, all the while giving due consideration to the improvement of corporate value through active investment that will result in increased profitability. As for retained earnings, in light of the improvement of our corporate value, we have actively invested in developing new specialty retail stores, developing new points of contact with customers and actively investing in overseas businesses. We are also concentrating on new business investments, such as the entry into new markets, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profitability. We also intend to acquire treasury stock from time to time, and we will try to improve our capital efficiency and return profits to our shareholders.

(3)  BASIC POLICY REGARDING CONTROL OF JOINT STOCK CORPORATIONS (KABUSHIKI
     KAISHA)

     (i)  Details of Basic Policy

          Since its establishment in 1949, the Company has strived to develop a domestic market for female innerwear (undergarments), penetrate the global market and establish the Company's business with the aim of creating a global company through a 50-year long-term management plan based on its business objectives of making women beautiful, assisting women in becoming more beautiful and helping women realize their desire to be beautiful. Moreover, as a leading female innerwear company, the Company has built up the Wacoal brand, which has become widely accepted by both domestic and international consumers.

          Because the Company's corporate value is primarily generated from (i) its strong market position and brand value in the intimate apparel market, which have been cultivated over a long period of time; (ii) its ability to develop highly functional, high value-added, attractive products based on the results of scientific human research with a mid- to long-term perspective; (iii) its superb product quality and support engineering staff, as well as its highly productive global manufacturing and supply systems employing superior sewing technology;
          (iv) its close relationship of trust with distributors in various sales channels, which link the Company with its customers; (v) the trust of its customers that has been achieved through direct communication and sales by the Company's beauty advisors, who are well-trained and have a great deal of sales experience; and (vi) its good social standing established through the promotion of various social events, such as the Remmama Project and Pink Ribbon, its corporate value and the common interests of its shareholders may be damaged if the above factors are not secured and enhanced in the mid-to long-term. Therefore, the Company believes that all personnel who play a decision-making role in the formulation of its financial and business policies should fully understand these points and be capable of understanding securing and enhancing the Company's corporate value and the common interests of its shareholders.

          The Company has no objection to large-scale acquisitions of shares of the Company, if it benefits the Company's corporate value and the common interests of its shareholders. However, such large-scale acquisitions do not always benefit a company's corporate value or the common interests of its shareholders. For example, there are large-scale acquisitions of shares which, when viewed in light of their stated purpose and other factors, clearly prejudice corporate value and shareholders' common interests, and there are also large-scale acquisitions that force shareholders to sell their shares, as well as those that do not provide the target company's Board of Directors or its shareholders with sufficient time or information to consider the terms of the acquisition or to propose alternatives and those that require a target company to negotiate with the purchaser for more favorable terms than those initially proposed.

          In light of these circumstances, the Company believes that it is essential that it be ready to implement countermeasures in response to an acquisition of the Company's shares that is detrimental to its corporate value or its shareholders' common interests by establishing a system that enables its shareholders to determine whether or not to accept such an acquisition and that enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective purchaser on behalf of its shareholders.

     (ii) Specific Details of Efforts

          - Special efforts toward ensuring effective use of company assets, appropriate formation of group companies and realization of other basic policies

               In February 2004, the Company formulated its Mid-Term Management Plan 2004-06, under which the Company has continued to exert efforts to secure and enhance its corporate value and the common interests of its shareholders. In addition, the Company has been promoting CAP21 (Corporate Activation Project 21), a corporate activation project to implement mid- to long-term strategies to further enhance its corporate value, and it is considering expanding its business to achieve faster growth with an eye toward M&A and strategic business alliances, in addition to the reorganization and enhancement of its existing businesses under the holding company structure. In January 2007, the Company formulated its Mid-Term Management Plan 2007-09 and is promoting the goals of CAP21.

          - Efforts to prevent the decision-making of financial and business policies of the company from being controlled by inappropriate personnel in light of the basic policies

               At a meeting held on June 29, 2006 the Board of Directors resolved to adopt certain measures based on the Basic Policy (as defined below) pursuant to the resolutions adopted at the Company's general meeting of shareholders held on June 29, 2006 approving the amendment of its Articles of Incorporation. These amendments authorized the adoption of a basic policy for measures against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers) (the "Basic Policy on Defensive Measures against Takeovers") for the purposes of securing or enhancing corporate value and the common interests of shareholders, and adopted certain measures under the Basic Policy on Defensive Measures against Takeovers (the "Plan") in accordance with the amended Articles of Incorporation.

          The Plan enables its shareholders to determine whether or not to accept an acquisition of the Company's shares and enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective purchaser on behalf of its shareholders in order to prevent any acquisition of the Company's shares that is detrimental to its corporate value or its shareholders' common interests and to secure and enhance its corporate value and the common interests of its shareholders.

          The term "Purchase" as used in the Plan means a purchase or any similar act which falls under (i) or (ii) below:

          (i) the purchase of share certificates issued by the Company that results in 20% or greater ownership by a shareholder of such share certificates; or

          (ii) a public tender offer for share certificates issued by the Company that results in a combined ownership by the offeror and any of its affiliates of more than 20% of such share certificates.

               If a purchaser intends to launch a Purchase of the shares of the Company, such purchaser will be requested to submit to the Company a document describing the information required to consider the details of the Purchase, as well as an oath by such purchaser that such purchaser will follow the procedures prescribed by the Plan. Accordingly, the information provided by the purchaser, the opinion of the Board of Directors or any supporting materials, alternative proposals (if any) or other information and/or materials will be submitted to the Independent Committee, which consists of members who are independent from the management (one outside director and two independent experts), and the Independent Committee will evaluate and/or examine such information and/or materials. The Independent Committee will also evaluate and/or examine the terms and conditions of the Purchase, consider the alternatives presented by the Board of Directors, and negotiate with the purchaser or disclose information to the shareholders whenever necessary, after separately obtaining advice from independent experts.

               If the purchaser fails to follow the procedures as prescribed by the Plan or if the Purchase is deemed to fall under any of the requirements as prescribed by the Plan as a result of the examination of the terms and conditions of the Purchase or discussions and/or negotiations with the purchaser, the Independent Committee will advice the Board of Directors to implement a gratis allocation of share acquisition rights. The Board of Directors will give the utmost respect to the advice provided by the Independent Committee and will resolve to implement the gratis allocation of the share acquisition rights. The Company will implement a gratis allocation of the shares acquisition rights to those shareholders, other than the Company, who are registered or recorded in the Company's final register of shareholders or register of beneficial shareholders as of the allocation date that is separately determined, at such rate, as separately determined, up to a maximum of two share acquisition rights for every one common stock of the Company held.

               The holder of share acquisition rights for the subscription of new shares (with terms that prohibit the purchaser from exercising such rights) is entitled to receive one share of the Company by paying the amount as determined by the Board of Directors in the resolution on the gratis allocation which shall be at least one yen (Y1) but not exceeding one-half (1/2) of the market value of one share of the Company. Also, the Company may acquire the share acquisition rights that are held by shareholders other than the purchaser, and in exchange, deliver one share of the Company for every share acquisition right.

               Promptly after passing such resolution, the Board of Directors will disclose the outline of such resolution and other information as deemed appropriate by the Board of Directors.

               As with the effective period of the Basic Policy on Defensive Measures against Takeovers, the effective period of the Plan will expire upon the conclusion of the ordinary general meeting of shareholders to be held in respect of the last fiscal year ending within three (3) years after the conclusion of this Ordinary General Meeting of Shareholders. However, the Plan may be changed or terminated to reflect the change made to the Basic Policy on Defensive Measures against Takeovers by and pursuant to the resolution of the general meetings of shareholders, if the change or termination of the Basic Policy on Defensive Measures against Takeovers is resolved by a general meeting of shareholders. Further, the Plan will be terminated if so resolved by the Board of Directors.

               There will be no direct, concrete impact on the shareholders by the Plan's introduction, if the gratis allocation of share acquisition rights is not implemented. On the other hand, if the Plan and the gratis allocation of share acquisition rights are both implemented, the shares held by the shareholders may be diluted if the procedures for the exercise of share acquisition rights are not followed. Provided, however, that no dilution will take place if the shares are provided in consideration of share acquisition rights acquired by the Company.

          (iii) Judgment of Board of Directors as to Efforts under Item (ii) above and Reasons Thereof

               As stated in (ii) above, the Plan has was introduced in line with the Basic Policy for the purposes of securing or enhancing corporate value and the common interests of shareholders. In particular, highly rational fairness and/or objectivity is ensured under the Plan because (i) the Plan focuses on shareholders' intentions, (ii) the Plan establishes reasonably objective requirements, (iii) the Independent Committee shall consist of independent persons, (iv) the Plan may not be initiated unless a judgment by the Independent Committee is made,
               (v) the Independent Committee may obtain advice from independent experts at the expense of the Company, (vi) the effective period is prescribed as three (3) years, and (vii) the Plan may be terminated at any time by a general meeting of the shareholders or the Board of Directors. The Plan is formulated for the maintenance of corporate value and thus is in the common interests of the shareholders. It is not intended to maintain the status of the corporate officers of the Company.

                           CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 2008

                                                               (Millions of yen)

                                     ASSETS

                                 Item                                     Amount
                                 ----                                    -------
CURRENT ASSETS                                                            98,845
   Cash and bank deposits                                                 15,857
   Time deposits and negotiable deposits                                  12,186
   Marketable securities                                                  12,614
   Notes receivable                                                          353
   Accounts receivable-trade                                              22,337
   Allowance for returns and doubtful receivables                         (3,145)
   Inventories                                                            30,020
   Deferred tax assets                                                     5,411
   Other current assets                                                    3,212

TANGIBLE FIXED ASSETS                                                     51,548
   Land                                                                   20,711
   Buildings and structures                                               58,575
   Machinery and equipment                                                14,448
   Construction in progress                                                   99
   Accumulated depreciation                                              (42,285)

OTHER ASSETS                                                              91,226
   Investments in affiliated companies                                    18,942
   Investments                                                            38,056
   Goodwill                                                               11,203
   Other intangible assets                                                13,216
   Prepaid pension costs                                                   3,444
   Deferred tax assets                                                     1,462
   Others assets                                                           4,903
                                                                         -------
   TOTAL ASSETS                                                          241,619
                                                                         -------

                                   LIABILITIES

                                 Item                                     Amount
                                 ----                                    -------
CURRENT LIABILITIES                                                       36,010
   Short-term bank loans                                                   5,572
   Notes payable                                                           1,935
   Accounts payable-trade                                                  9,394
   Accounts payable                                                        6,327
   Accrued payroll and bonuses                                             6,645
   Accrued corporate taxes, etc                                            3,872
   Current portion of long-term debt                                          48
   Other current liabilities                                               2,217
LONG-TERM LIABILITIES                                                     18,145
   Long-term debt                                                             81
   Reserve for retirement benefit                                          2,181
   Deferred tax liability                                                 14,527
   Others                                                                  1,356
                                                                         -------
   TOTAL LIABILITIES                                                      54,155
                                                                         -------
   MINORITY INTERESTS                                                      2,351
                                                                         -------

                              SHAREHOLDERS' EQUITY
CAPITAL STOCK
   COMMON STOCK                                                           13,260
   ADDITIONAL PAID-IN CAPITAL                                             29,262
   RETAINED EARNINGS                                                     136,589
   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                           6,057
      Foreign currency exchange adjustment                                   248
      Unrealized gain on securities                                        5,295
      Pension liability adjustment                                           514
   TREASURY STOCK                                                            (55)
                                                                         -------
TOTAL SHAREHOLDERS' EQUITY                                               185,113
                                                                         -------
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY           241,619
                                                                         -------

    Amounts less than Y1 million are rounded down to the nearest Y1 million.

                          CONSOLIDATED INCOME STATEMENT
                            YEAR ENDED MARCH 31, 2008

                                                               (Millions of yen)

                             Item                                    Amount
                             ----                               ----------------
Sales                                                                    165,761
Operating expenses
   Cost of sales                                                83,127
   Selling and general administrative expenses                  69,094   152,221
                                                                ------   -------
   OPERATING INCOME                                                       13,540
Other income and (expenses)
   Interest income                                                 303
   Interest expense                                                (78)
   Dividend income                                                 641
   Gain on sale and exchange of marketable securities and/or
      investment securities                                        715
   Valuation loss on investment in securities                     (923)
   Others (net)                                                    155       813
                                                                ------   -------
INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF
   AFFILIATED COMPANIES AND MINORITY INTERESTS                            14,353
Income taxes
   Current                                                       5,577
   Deferred                                                        276     5,853
                                                                ------   -------
Income before equity in net income of affiliated                           8,500
  companies and minority interests
Equity in net income of affiliated companies                              (3,392)
Minority interests                                                          (142)
                                                                         -------
NET INCOME                                                                 4,966
                                                                         -------

    Amounts less than Y1 million are rounded down to the nearest Y1 million.

                   CONSOLIDATED SHAREHOLDERS' EQUITY STATEMENT
                            YEAR ENDED MARCH 31, 2008

                                                                  Shareholders' Equity
                                 -------------------------------------------------------------------------------------
                                                                                            Accumulated
                                 No. of Shares                  Additional                     other
                                  Held Outside      Common       Paid-in       Retained    comprehensive     Treasury
                                  the Company       Stock        Capital       Earnings        income         stock
                                 -------------   -----------   -----------   -----------   -------------   -----------
                                    Thousand
             Item                    shares      Million Yen   Million Yen   Million Yen    Million Yen    Million Yen
             ----                -------------   -----------   -----------   -----------   -------------   -----------
As of March 31, 2007                140,577         13,260       25,242        140,666        19,274         (5,164)

Net income                                                                       4,966

Other comprehensive loss

   Foreign currency exchange
      adjustment                                                                                (468)
   Net unrealized gain on
      securities                                                                              (9,133)
   Pension liability
      adjustment                                                                              (3,616)

Cash dividends paid
   (Y22.0 per share)                                                            (3,093)

Purchase of treasury stock           (3,936)                                                                 (6,015)

Cancellation of treasury stock                                                  (5,950)                       5,950

Issuance of new shares for
   stock swap*                        3,261                       4,474

Diminution of treasury stock
   for stock swap*                    3,440                        (454)                                      5,174

As of March 31, 2008                143,342         13,260       29,262        136,589         6,057            (55)

    Amounts less than Y1 million are rounded down to the nearest Y1 million.

* These figures are a result of the stock swap agreement with Peach John Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES ON BASIC SIGNIFICANT MATTERS IN PREPARING CONSOLIDATED FINANCIAL
STATEMENTS

1.   STANDARD OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

     According to the provision specified under Paragraph 1, Article 148 of the regulations for corporate accounting under the Company Act, the consolidated financial statements have been prepared based on terms, format and preparation methods based on the accounting standards generally accepted in the United States. However, consistent with the foregoing provision, some of descriptions and notes required under the accounting standards generally accepted in the United States are omitted.

2.   MATTERS REGARDING THE SCOPE OF CONSOLIDATION

     (1)  Number of consolidated subsidiaries: 38

     (2) Major consolidated subsidiaries: Wacoal Corporation, Peach John Co., Ltd., Studio Five Corp., Kyushu Wacoal Manufacturing Corp., Nanasai Co., Ltd., Torica Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Vietnam Wacoal Corp., Wacoal Investment Co., Ltd., and Wacoal China Co., Ltd.

3.   MATTERS REGARDING THE APPLICATION OF THE EQUITY METHOD

     (1)  Number of affiliates: 8

     (2) Major affiliated companies: Shinyoung Wacoal Inc., Taiwan Wacoal Co, Ltd. and Thai Wacoal Public Co., Ltd.

4.   MATTERS REGARDING STANDARD OF ACCOUNTING PROCEDURE

     (1)  Valuation standard and method of Valuable Assets

          (i)  Marketable and investment securities

               Based on the provisions of Financial Accounting Standards Board ("FASB") Standards No. 115, marketable securities and investment have been classified as securities available for sale and valued at a fair value.

               Gain/loss on the marketable securities is calculated at the acquisition cost using the moving average method. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income within shareholders' equity.

          (ii) Inventories

               The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of the cost or market accounting method.

     (2)  Depreciation Method of Significant Depreciable Assets

          Depreciation method of fixed assets

               The constant percentage method was mainly used for depreciation of tangible fixed assets.

               The fixed amount method was used for depreciation of intangible assets. In accordance with FASB Standards No. 142 "Goodwill and Other Intangible Assets", assets for which durable years cannot be determined are not depreciated, but such assets undergo an impairment examination at least once a year.

     (3)  Accounting basis of significant reserves

          (i)  Allowance for bad debts

               In order to provide for bad debt losses in accounts receivable or loans receivable, for certain debts such as debts of particular concern, we consider the recoverability of individual accounts and declare the estimated unrecoverable amounts using the bad debt ratio for general accounts.

          (ii) Allowance for returns

               In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is recorded.

          (iii) Reserve for retirement benefits

               In accordance with FASB Standards No. 87 "Employer's Accounting for Pensions" and FASB Standards No. 158 "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans", such amount is reserved in order to prepare for retirement benefits for employees, which is based on fair values of retirement pay liabilities and pension assets as of the end of the current year.

     (4) Other basic significant matters in preparing consolidated financial statements

          (i)  Lease transaction

               Based on the provisions of FASB Standards No. 13, capital leases have been capitalized at fair value of the lease payments.

          (ii) Accounting procedure for consumption tax, etc.

               Accounting procedure for consumption tax, etc. is based on the tax-excluded method.

          (iii) Matters concerning business year of consolidated subsidiaries

               The closing date of consolidated subsidiaries in Japan is consistent with the consolidated closing date except for Peach John Co., Ltd. and one other company. The closing date of Peach John Co., Ltd. and the other company is February 29 and the closing date of the overseas consolidated subsidiaries is December 31. Financial statements as of the closing date were used in the preparation of the consolidated financial statements. However, necessary adjustments are made for material transactions that took place during a period up to the consolidated closing date.

(NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS)

1.   Accumulated Depreciation of Tangible Fixed Assets:   Y42,285 million

2.   Accumulated Impairment Loss of Tangible Fixed Assets

     The accumulated impairment loss of tangible fixed assets is included in the accumulated depreciation on the consolidated balance sheet.

(NOTES ON PER SHARE DATA)

Shareholders' equity per share:   Y1,291.41
Net income per share:             Y   35.14

                                  BALANCE SHEET
                              AS OF MARCH 31, 2008

                                                               (Millions of yen)

                                     ASSETS

                                 Item                                     Amount
                                 ----                                    -------
CURRENT ASSETS                                                             5,102
      Cash and bank deposits                                                 698
      Marketable securities                                                2,898
      Deferred income taxes                                                   70
      Others                                                               1,434
FIXED ASSETS                                                             144,979
   TANGIBLE FIXED ASSETS                                                  39,262
      Buildings                                                           19,000
      Structures                                                             435
      Equipment and tools                                                  1,575
      Land                                                                18,247
      Others                                                                   4
   INTANGIBLE FIXED ASSETS                                                   588
      Leasehold right                                                        585
      Others                                                                   2
   INVESTMENT AND OTHER ASSETS                                           105,128
      Investment securities                                                9,111
      Stock of affiliated companies                                       95,542
      Deferred tax assets                                                    270
   Others                                                                    205
                                                                         -------
   TOTAL ASSETS                                                          150,081
                                                                         -------

                                   LIABILITIES

                                 Item                                     Amount
                                 ----                                    -------
CURRENT LIABILITIES                                                        2,069
   Notes payable                                                               4
   Borrowings from affiliated companies                                    1,000
   Accrued liability                                                         824
   Accrued expenses                                                           13
   Accrued corporate taxes, etc.                                              89
   Accrued bonuses                                                            76
   Reserve for officers' bonuses                                              40
   Others                                                                     21
LONG-TERM LIABILITIES                                                        448
   Others                                                                    448
                                                                         -------
   TOTAL LIABILITIES                                                       2,518
                                                                         -------

                                   NET ASSETS

SHAREHOLDERS' EQUITY                                                     147,687
COMMON STOCK                                                              13,260
ADDITIONAL PAID-IN CAPITAL                                                29,294
   Capital reserve                                                        29,294
RETAINED EARNINGS                                                        105,187
   Retained earnings reserve                                               3,315
   Other retained earnings                                               101,872
      Reserve of deferred gain on
         sales of fixed assets                                             2,075
      General reserve                                                     95,000
      Retained earnings carried
         forward                                                           4,797
TREASURY STOCK                                                              (54)
DIFFERENCE OF APPRECIATION AND CONVERSION                                   (124)
   OTHER SECURITIES VALUATION DIFFERENCE                                    (124)
                                                                         -------
      TOTAL NET ASSETS                                                   147,562
                                                                         -------
TOTAL LIABILITIES AND NET ASSETS                                         150,081
                                                                         -------

    Amounts less than Y1 million are rounded down to the nearest Y1 million.

                               STATEMENT OF INCOME
                            YEAR ENDED MARCH 31, 2008

                                                               (Millions of yen)

                              Item                                    Amount
                              ----                                --------------
Operating revenue
   Income from rent                                               4,052
   Dividend income                                                6,518
   Others                                                           292   10,863
                                                                  -----
Operating cost
   Cost of lease                                                  2,031    2,031
                                                                  -----   ------
      Operating Gross Income                                               8,832
Selling and general administrative expenses                       2,027    2,027
                                                                  -----   ------
  OPERATING INCOME                                                         6,804
Non-operating income
   Interest income                                                   82
   Dividends received                                                33
   Gain on sell of marketable securities                              0
   Others                                                            46      162
                                                                  -----
Non-operating expenses
   Interest expenses                                                 13
   Others                                                            16       29
                                                                  -----   ------
      ORDINARY INCOME                                                      6,937
Extraordinary gains
   Gains on sales of fixed assets                                   578      578
                                                                  -----
Extraordinary loss
   Loss on sales of fixed assets                                    108
   Impairment loss                                                   32
   Valuation loss of affiliate stock                              4,888    5,029
                                                                  -----   ------
      PRE-TAX NET INCOME                                                   2,486
Corporate tax, etc.
   Corporate tax, resident tax and enterprise tax                   457
   Adjustment of corporate tax, etc.                                (94)     362
                                                                  -----   ------
      NET INCOME                                                           2,123
                                                                          ------

    Amounts less than Y1 million are rounded down to the nearest Y1 million.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            YEAR ENDED MARCH 31, 2008

                                                               (Millions of Yen)

                                                                                                        Difference of
                                                      Shareholder's equity                            appreciation and
                                 --------------------------------------------------------------          conversion
                                         Additional                                               ------------------------
                                           paid-in                                                                Total
                                           capital    Retained earnings                                        difference
                                         ---------   ------------------                              Other         of
                                                     Retained    Other                 Total      securities  appreciation   Total
                                 Common    Capital   earnings  retained  Treasury  shareholders'   valuation       and        net
                                  stock    reserve    reserve  earnings    stock       equity     difference   conversion    assets
                                 ------  ----------  --------  --------  --------  -------------  ----------  ------------  -------
Balance as of March 31, 2007     13,260    25,273      3,315   108,791    (5,163)     145,476         (41)         (41)     145,434
Changes during the fiscal year
   2008
   Transfer from reserve for
      deferred gain on sales of
      fixed assets                                                  --                     --                                    --
   Transfer from contingent
      reserve                                                       --                     --                                    --
   Dividends from surplus                                       (3,092)                (3,092)                               (3,092)
   Transfer to contingent
      reserve                                                       --                     --                                   --
   Net income                                                    2,123                  2,123                                 2,123
   Acquisition of treasury
      stock                                                               (6,014)      (6,014)                               (6,014)
   Cancellation of treasury
      stock                                                     (5,949)    5,949           --                                    --
   Issuance of new shares for
      stock swap*                           4,474                                       4,474                                 4,474
   Diminution of treasury
      stock for stock swap*                  (454)                         5,173        4,719                                 4,719
   Net change of items other
      than shareholders' equity                                                                       (83)         (83)         (83)
Total changes during
   fiscal year 2008                  --     4,020         --    (6,918)    5,108        2,211         (83)         (83)       2,127
Balance as of March 31, 2008     13,260    29,294      3,315   101,872       (54)     147,687        (124)        (124)     147,562

    Amounts less than Y1 million are rounded down to the nearest Y1 million.

* These figures are a result of the stock swap agreement with Peach John Co., Ltd.

(Note) Breakdown of other retained earnings

                                 Reserve for deferred
                                   gain on sales of    Reserve for dividend                      Retained earnings
                                     fixed assets            averaging       Contingent reserve   carried forward    Total
                                 --------------------  --------------------  ------------------  -----------------  -------
Balance as of March 31, 2007            2,191                  3,000              100,000              3,599        108,791
Changes during fiscal year 2008
   Transfer from reserve for
      deferred gain on sales of
      fixed assets                       (116)                                                           116             --
   Transfer from contingent                                                        (8,000)             8,000             --
      reserve
   Dividends from surplus                                                                             (3,092)        (3,092)
   Transfer to contingent
      reserve                                                 (3,000)               3,000                                --
   Net income                                                                                          2,123          2,123
   Acquisition of treasury
      stock
   Cancellation of treasury
      stock                                                                                           (5,949)        (5,949)
   Issuance of new shares for
      stock swap*
   Diminution of treasury stock
      swap*
   Net change of items other
      than shareholders' equity
Total changes during
   fiscal year 2008                      (116)                (3,000)              (5,000)             1,197         (6,918)
Balance as of March 31, 2008            2,075                     --               95,000              4,797        101,872

    Amounts less than Y1 million are rounded down to the nearest Y1 million.

* These figures are a result of the stock swap agreement with Peach John Co., Ltd.

NOTES TO THE NON-CONSOLIDATED FINANCIAL STATEMENTS

NOTES ON MATTERS RELATED TO SIGNIFICANT ACCOUNTING POLICIES

1.   VALUATION STANDARDS AND METHOD OF ASSETS

     Valuation standards and method of marketable securities

     Stock of subsidiaries and affiliates are stated at cost based on the moving average method. Other securities with market value are stated using the market value method, based on market or other price on closing day for the end of the year, and securities without market value are stated at cost based on the moving average method. Furthermore, variance in valuation of other securities is based on method of directly including all shareholders' equity, and cost of sales is calculated based on the moving average method.

2.   DEPRECIATION METHOD OF FIXED ASSETS

     (1)  Depreciation method of tangible fixed assets

               Depreciation of tangible fixed assets is calculated based on the constant percentage method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998 is calculated based on the fixed amount method.

          Durable years for major items are as follows:

               Buildings and structures   5 to 50 years
               Machinery and vehicles:    2 to 4 years
               Equipment and tools        2 to 20 years

     (Change of Accounting Policies)

     From fiscal year 2008, following the revisions made to the Corporation Tax Law, we have changed to the depreciation method pursuant to the Corporation Tax Law with respect to the tangible fixed assets acquired on and after April 1, 2007. The effect of this change on the income statement is minor.

     (Additional Information)

     From fiscal year 2008, following the revisions made to the Corporate Tax Law, the Company depreciates the difference between 5% of the acquisition price and the memorandum price of the tangible fixed assets acquired on or before March 31, 2007 equally in five years from the fiscal year following the year in which the tangible fixed assets is depreciated to 5% of the acquisition price, in accordance with the depreciation method under the Corporate Tax Law before the revisions. Depreciation is recorded accordingly. The effect of such change on the income statement is minor.

     (2)  Amortization method of intangible fixed assets

               Amortization of intangible fixed assets is computed by the fixed amount method.

3.   ACCOUNTING BASIS OF RESERVES

     (1)  Accrued bonuses

               In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

     (2)  Reserve for officers' bonuses

               In order to provide bonuses to officers, an amount for officers' bonuses is reserved based on the anticipated amount to be paid.

4.   OTHER BASIC SIGNIFICANT MATTERS IN PREPARING FINANCIAL STATEMENTS

     (1)  Processing method of lease transactions

               Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the method according to an ordinary lease transaction.

     (2)  Accounting procedures for consumption tax, etc.

               Accounting procedures for consumption tax, etc. are as per the tax-excluded method.

(Notes to the Balance Sheet)

1.   Accumulated depreciation in tangible fixed assets:   Y26,617 million

2.   Short-term receivables from affiliates:              Y   341 million

     Short-term payables to affiliates:                   Y 1,471 million

3.   Liabilities on Guarantee

     The Company made the following guarantee for the borrowed indebtedness of other companies from financial institutions:

     Wacoal France Societe Anonyme:                       Y   206 million

(Notes to the Statement of Income)

     Sales to affiliates:                                 Y10,766 million
     Other operating transactions with affiliates:        Y    93 million
     Non-operating transactions with affiliates:          Y    13 million

(Notes to the Statements of Changes in Shareholders' Equity)

1.   Number of issued shares as of the end of fiscal year ended March 31, 2008

     Common Stock:   143,378,085 shares

2. Number of shares held as treasury stock as of the end of fiscal year ended March 31, 2008

     Common Stock:   35,998 shares

3.   Resolution regarding distribution of earnings made during fiscal year 2008

                                            Aggregate         Amount of
                                            Amount of     Distribution per
                                          Distribution          Share
       Resolution         Type of Stock   (million yen)         (yen)          Record Date    Effective Date
       ----------         -------------   -------------   ----------------   --------------   --------------
     At the Board of       Common Stock       3,092            22.00         March 31, 2007    June 5, 2007
Directors' Meeting held
     on May 29, 2007

4. Resolution regarding distribution of earnings to be made after the end of fiscal year 2008

                                                           Aggregate         Amount of
                                                           Amount of     Distribution per
                                           Source of      Distribution        Share
       Resolution         Type of Stock   Distribution   (million yen)         (yen)          Record Date    Effective Date
       ----------         -------------   ------------   -------------   ----------------   --------------   --------------
    At the Board of        Common Stock     Retained         3,583             25.00         March 31, 2008   June 4, 2008
Directors' Meeting held                     Earnings
    on May 29, 2008

(Notes to Tax Effect)

1.   Breakdown of deferred tax assets (millions of yen)

     Valuation loss on investment securities                         Y    440
     Reserve for bonus payment                                             30
     Excess over depreciation and amortization and impairment loss      1,024
     Others                                                               269
                                                                     --------
     Total deferred tax asset                                           1,765

2.   Breakdown of deferred tax liabilities (millions of yen)
     Reserve for deferred gain on sales of fixed assets               (Y1,424)
     Others                                                                (0)
                                                                     --------
     Total deferred tax liability                                      (1,424)
     Total net deferred tax asset                                         340

(Notes to Related Parties)

1.   Subsidiaries and affiliates

                                                                                                                    Balance as of
                                                                                         Transaction                  the fiscal
                                                                                           Amount                      year-end
                Name of      Company's      Relationship with          Nature of        (millions of                (millions of
 Attribute      Company       Interest        Related Party           Transaction           yen)          Item           yen)
 ---------   ------------   -----------   --------------------   --------------------   ------------   ----------   -------------
Subsidiary   Wacoal Corp.   100% direct   Holding of shares;     Borrowings of money        1,000      Borrowings       1,000
                                          dual appointments;     (Note 1)                                 from
                                          managerial guidance;                                         affiliated
                                          lease of personal                                             companies
                                          property and/or real
                                          estate                 Payment of interest           13       Accounts            5
                                                                 (Note 1)                                payable

                                                                 Fee for                       65          --              --
                                                                 administrative
                                                                 management (Note 2)

                                                                 Receipt of dividends       5,900          --              --

                                                                 Lease of personal          3,073       Accounts          325
                                                                 property and/or                       receivable
                                                                 real estate (Note 3)

                                                                 Fee for management           292          --              --
                                                                 guidance (Note 4)

                                                                 Business management          225          --              --
                                                                 fee (Note 4)

Details and Policy on Determination of Transaction Terms

(Note 1) The payment of debts and/or payment of interest are determined at the market rate.

(Note 2) The payment of fees for administrative management is determined each fiscal year after negotiation with Wacoal Corp. based on the amount presented by Wacoal Corp.

(Note 3) The price and other terms of the transaction are determined after price negotiation in view of market condition.

(Note 4) The managerial guidance fees and/or business management fees are determined each fiscal year after negotiation.

(Note 5) The transaction amount does not include consumption tax, etc., while the balance as of the year-end includes the consumption tax, etc.

(NOTES ON PER SHARE DATA)

     Net assets per share:   Y1,029.44
     Net income per share:   Y   15.02

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

May 13, 2008

Board of Directors
Wacoal Holdings Corp.

                                   Deloitte Touche Tohmatsu
                                   Certified Public Accountants

                                   Representative Partner and Engagement Partner Yasuhiro Onishi (Seal)

                                   Representative Partner and Engagement Partner Hiroyuki Asaga (Seal)

                                   Representative Partner and Engagement Partner Akiyo Shimoida (Seal)

     Pursuant to Paragraph 4, Article 444 of the Company Act, we have examined the consolidated financial statement, i.e., the consolidated balance sheet, the consolidated income statement, the consolidated shareholders' equity statement and notes on consolidated financial statements of Wacoal Holdings Corp. for the consolidated accounting year from April 1, 2007 to March 31, 2008. Responsibility for preparation of the consolidated financial statements is borne by the Company's management, and our responsibility is limited to our opinions on such consolidated financial statement and from an independent standpoint.

     In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the consolidated financial statements. Our audit was carried out based on a testing audit, and we also examined the representations in the consolidated financial statements as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion.

     We are of the opinion that the consolidated financial statements of the Company present fairly the financial position and the results of the operations of the corporate group comprised of the Company and its consolidated subsidiaries during the subject period in conformity with the accounting standards generally accepted in the United States (Please refer to Note 1 of the "Notes on Basic Significant Matters in Preparing Consolidated Financial Statements") pursuant to the Paragraph 1, Article 148 of the regulations for corporate accounting under the Company Act.

     Neither we, nor any of our engagement partners who have been engaged in the audit, have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                                    May 13, 2008

Board of Directors
Wacoal Holdings Corp.

                                   Deloitte Touche Tohmatsu
                                   Certified Public Accountants

                                   Representative Partner and Engagement Partner Yasuhiro Onishi (Seal)

                                   Representative Partner and Engagement Partner Hiroyuki Asaga (Seal)

                                   Representative Partner and Engagement Partner Akiyo Shimoida (Seal)

     Pursuant to Item 1, Paragraph 2, Article 436 of the Company Act, we have examined the balance sheet, the statement of income, statements of changes in shareholders' equity and notes as well as the supplementary statement of Wacoal Holdings Corp. for the 60th fiscal year from April 1, 2007 to March 31, 2008. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records. Responsibility for preparation of the financial statements and supplementary statement is borne by the Company's management, and our responsibility is limited to our opinions on such financial statements and supplementary statement from an independent standpoint.

     In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the financial statements and supplementary statement. Our audit was carried out based on a testing audit, and we also examined the representations in the financial statements and supplementary statement as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion.

     We are of the opinion that the financial statements and the supplementary statement of the Company present fairly the financial position and the results of the operations during the subject period in conformity with the accounting standards generally accepted in Japan.

     Neither we, nor any of our engagement partners who have been engaged in the audit, have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.

                                  AUDIT REPORT

     We, the Board of Statutory Auditors, have received the reports of the audit procedures and results concerning the execution of duties by the Directors during the 60th fiscal year, from April 1, 2007 to March 31, 2008, prepared by each of the Statutory Auditors. After discussing the reports, we have prepared this Audit Report and report as follows:

1. PROCEDURES AND DETAILS OF THE AUDITS BY THE STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

     The Board of Statutory Auditors prescribed the principles of audit and the assignment of the business responsibilities, etc., received reports on the audits and results from each of the Statutory Auditors, received reports regarding the execution of duties by Directors and Accounting Auditor and requested reports whenever necessary.

     In conformity with the audit standards prescribed by the Board of Statutory Auditors and in accordance with the principles of audit and the assignment of the business responsibilities, etc., each of the Statutory Auditors have made efforts in communicating with the Directors, internal audit department and other employees and maintaining an environment for information gathering and auditing, attended meetings of the Board of Directors and other important meetings, received reports regarding the execution of duties by the Directors and employees, investigated the conduct of the business and the assets and properties of the Company at the head office and other principal offices and, whenever necessary, requested explanations. Furthermore, we have monitored and inspected the system to ensure that the execution of duties by Directors conform with the laws or regulations and the Articles of Incorporation, the details of the resolution of the Board of Directors concerning the establishment of a system as required by the provisions of Paragraphs 1 and 3, Article 100 of the Enforcement Regulations of the Company Act to ensure the appropriate business conduct by a joint stock corporation (Kabushiki Kaisha) as well as the system established pursuant to such resolution (internal control system). We have also examined the details of the basic policies (as stipulated in Item 1, Article 127 of the Enforcement Regulations of the Company Act) and each effort (as stipulated in Item 2 of said Article) as described in the business report. With respect to subsidiaries, we made efforts to communicate and exchange information with the directors and statutory auditors of the subsidiaries and, whenever necessary, requested reports on the business from such subsidiaries. Based on the above, we have examined the business report and its supplementary statements for the subject fiscal year.

     Furthermore, we have monitored and inspected whether the Accounting Auditor has maintained independence and whether the audits have been conducted appropriately, received reports from the Accounting Auditor on the execution of duties and requested explanations whenever necessary. The Accounting Auditor has reported to us that the "system to ensure the appropriate execution of duties" (matters stipulated in each Item of Article 159 of the regulations for corporate accounting under the Company Act) has been established pursuant to the "Quality Control Standard for Audits" (October 28, 2005 Business Accounting Council), and we requested explanations whenever necessary. Based on the above, we have examined the financial statements (the balance sheet, the statement of income, statements of changes in shareholders' equity and notes) and its supplementary statement, as well as the consolidated financial statements (the consolidated balance sheet, the consolidated income statement, the consolidated shareholders' equity statement and notes) for the subject fiscal year.

2. RESULTS OF THE AUDIT

(1)  Results of the audit on the business report

     (i) The business report and its supplementary statement present fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Company's Articles of Incorporation.

     (ii) With regard to the execution of duties by the Directors, there has been no misconduct nor material matters that would constitute a violation of any laws or regulations of Japan or the Company's Articles of Incorporation.

     (iii) In our opinion, the details of the resolution of the Board of Directors regarding the internal control system are fair and we have nothing to point out with regard to the execution of duties by Directors concerning such internal control system.

     (iv) We have nothing to point out with regard to the basic policies on the nature of personnel who should control the determination of financial and business policies of the Company as described in the business report. Furthermore, in our opinion, each effort as stated in the business report (pursuant to Item 2, Article 127 of the Enforcement Regulation of the Company Act) is in line with such basic policy, is not detrimental to the common interests of the shareholders of the Company and is not intended to maintain the status of corporate officer of the Company.

(2) Results of the audit of the financial statements and the supplementary statement

     In our opinion, the audit procedures and audit results received from Deloitte Touche Tohmatsu, the Accounting Auditor, are appropriate.

(3)  Results of audit of consolidated financial statements

     In our opinion, the audit procedures and audit results received from Deloitte Touche Tohmatsu, the Accounting Auditor, are appropriate.

May 16, 2008

                                                     Wacoal Holdings Corp.
                                                     Board of Statutory Auditors

                                                     Hajime Kotake (Seal)
                                                     Full-time Statutory Auditor

                                                     Kimiaki Shiraishi (Seal)
                                                     Full-time Statutory Auditor

                                                     Yutaka Hasegawa (Seal)

                                                     Statutory Auditor

                                                     Tomoharu Kuda (Seal)
                                                     Statutory Auditor

                                                     Yoko Takemura (Seal)
                                                     Statutory Auditor

(Note)

     Mr. Yutaka Hasegawa, Mr. Tomoharu Kuda and Ms. Yoko Takemura, Statutory Auditors, are outside statutory auditors as stipulated by Item 16, Article 2 and Paragraph 3, Article 335 of the Company Act.

AGENDA AND REFERENCE MATERIALS

AGENDA ITEM NO. 1: ELECTION OF EIGHT DIRECTORS

     The term of office of all eight (8) directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, and it is therefore proposed that eight (8) directors be elected.

     The candidates for director are as follows:

                                             Brief Personal History                Company
Candidate                                 (including representation of          shares owned
   No.      Name (Date of Birth)            other companies, if any)            by Candidate
---------   --------------------   ------------------------------------------   ------------
1.          Yoshikata Tsukamoto    April 1972
            (January 29, 1948)        Joined the Company                           1,337,136
                                   November 1977
                                      Appointed Director
                                   November 1981
                                      Appointed Managing Director
                                   September 1984
                                      Appointed Executive Vice President and
                                      Representative Director (acting)
                                   June 1987
                                      Appointed President and Director
                                      (acting)
                                   June 2002
                                      Appointed Corporate Officer
                                   October 2005
                                      Appointed Representative Director and
                                      President, Corporate Officer (acting)
                                      of Wacoal Corp.

                                      Appointed (Representative Director of
                                      Wacoal Corp.; Chairman and Director of
                                      Wacoal International Corp.; Chairman
                                      and Director of Wacoal America Inc.)

2.          Shoichi Suezawa        March 1970                                         10,000
            (June 13, 1947)           Joined the Company
                                   June 1996
                                      Appointed Director
                                   June 2002
                                      Appointed Managing Director, Corporate
                                      Officer
                                   June 2003
                                      Appointed Senior Corporate Officer
                                   April 2005
                                      Appointed Supervisor of Corporate Staff
                                   June 2005
                                      Appointed Senior Corporate Officer
                                   October 2005
                                      Appointed Director
                                      Appointed Director and Senior Corporate
                                      Officer of Wacoal Corp.

                                             Brief Personal History                Company
Candidate                                 (including representation of          shares owned
   No.      Name (Date of Birth)            other companies, if any)            by Candidate
---------   --------------------   ------------------------------------------   ------------
                                   June 2006
                                      Appointed Senior Managing Director
                                      (acting) (President and Director of
                                      Wacoal Investment Co., Ltd.)

3.          Hideo Kawanaka         April 1965                                          7,000
            (June 25, 1942)           Joined Isetan Co., Ltd.
                                   June 1992
                                      Appointed Director of Isetan Co., Ltd
                                      Matsudo Branch Manager
                                   July 1993
                                      Appointed Representative Director and
                                      President of West
                                      Japan Railway Isetan Ltd.
                                   June 2001
                                      Appointed Corporate Officer and
                                      Managing Director, General Manager of
                                      Management and General Affairs of OMRON
                                      Corporation
                                   June 2004
                                      Appointed Representative Director and
                                      Senior Manager, Sales Manager
                                   June 2007
                                      Appointed Advisor to the Company
                                   June 2007
                                      Appointed Senior Managing Director
                                      (acting)
                                   November 2007
                                      Appointed Director and Senior Corporate
                                      Officer of Wacoal Corp.
                                   April 2008
                                      Appointed Director and Vice President,
                                      Corporate Officer of Wacoal Corp.
                                      (acting)

4.          Tadashi Yamamoto       March 1976                                          6,000
            (November 14, 1952)       Joined the Company
                                   April 2002
                                      Appointed General Manager of Human
                                      Resources Department
                                   June 2002
                                      Appointed Corporate Officer
                                   October 2005
                                      Appointed Corporate Officer of Wacoal
                                      Corp.
                                   April 2006
                                      Appointed General Manager of Personnel
                                      and Administration Department of the
                                      Company Managing Corporate Officer
                                      (acting) of Wacoal Corp.
                                   June 2006
                                      Appointed Director of Wacoal Corp.
                                   June 2006
                                      Appointed Director (acting)
                                   April 2008
                                      Appointed Director and Senior Corporate
                                      Officer (acting) of Wacoal Corp.

                                             Brief Personal History                Company
Candidate                                 (including representation of          shares owned
   No.      Name (Date of Birth)            other companies, if any)            by Candidate
---------   --------------------   ------------------------------------------   ------------
5.          Tsuneo Shimizu         March 1971                                          4,000
            (October 30, 1948)        Joined the Company
                                   June 2002
                                      Appointed Corporate Officer, Osaka
                                      Branch (specialty store) Manager of
                                      Wacoal Brand Operation Division
                                   June 2005
                                      Appointed Managing Corporate Officer
                                      and General Manager of Wacoal Brand
                                      Operation Division of Wacoal Corp.
                                   April 2006
                                      Appointed Senior Corporate Officer of
                                      Wacoal Corp.
                                   June 2006
                                      Appointed Director and Senior Corporate
                                      Officer of Wacoal Corp.
                                   April 2008
                                      Appointed Director and Senior Corporate
                                      Officer, Assistant Manager of sales
                                      Control Department (acting)

6.          Kazuo Inamori          April 1959                                              0
            (January 30, 1932)        Established Kyoto Ceramic Co., Ltd.
                                      (currently Kyocera Corporation)
                                   May 1966
                                      Appointed President and Representative
                                      Director of Kyoto Ceramic Co., Ltd.
                                   April 1984
                                      Established The Inamori Foundation,
                                      Chairman (acting)
                                   June 1984
                                      Established DDI Corporation (currently
                                      known as KDDI Corporation), Chairman
                                      and Representative Director
                                   June 1985
                                      Appointed Chairman and Representative
                                      Director and President of Kyocera
                                      Corporation
                                   June 1997
                                      Appointed Chairman Emeritus and
                                      Director of Kyocera Corporation
                                   June 1997
                                      Appointed Chairman Emeritus and
                                      Director of DDI Corporation
                                   June 2001
                                      Appointed Honorary Adviser (acting) of
                                      KDDI Corporation
                                   June 2005
                                      Appointed Chairman Emeritus (acting) of
                                      Kyocera Corporation
                                   June 2005

                                             Brief Personal History                Company
Candidate                                 (including representation of          shares owned
   No.      Name (Date of Birth)            other companies, if any)            by Candidate
---------   --------------------   ------------------------------------------   ------------
                                      Appointed Director (acting) of the
                                      Company

7.          Mamoru Ozaki           June 1991                                               0
            (May 20, 1935)            Appointed Commissioner of the National
                                      Tax Agency
                                   June 1992
                                      Appointed Administrative Vice Minister
                                      of Finance
                                   May 1994
                                      Appointed President of People's Finance
                                      Corporation
                                   October 1999
                                      Appointed President of National Life
                                      Finance Corporation
                                   February 2003
                                      Appointed Advisor to Yazaki Corporation
                                      (acting)
                                   July 2003
                                      Appointed Advisor of the Company
                                   June 2005
                                      Director of the Company (acting)

8.          Atsushi Horiba         September 1972                                          0
            (February 5, 1948)        Joined HORIBA, Ltd.
                                   June 1982
                                      Appointed Director and General Manager
                                      of Overseas Business
                                   June 1989
                                      Appointed Senior Managing Director and
                                      General Manager of Sales Division
                                   January 1992
                                      Appointed Representative Director and
                                      President
                                   June 2005
                                      Appointed Representative Director and
                                      Chairman and President (acting)

(Note) 1. There are no special interests between the candidates and the Company.

       2. Mr. Kazuo Inamori, Mr. Mamoru Ozaki and Mr. Atsushi Horiba are the candidates for outside directors as required by the Company Act.

       3. We recommend Mr. Kazuo Inamori as a candidate for outside director because he has extensive experience and knowledge in the business world as an entrepreneur and manager and we believe he can utilize his strong leadership skills and knowledge to help strengthen our management.

          His tenure of office as outside director would be for three (3) years following the conclusion of this Ordinary General Meeting of Shareholders.

       4. We recommend Mr. Mamoru Ozaki as a candidate for outside director due to his long career (including in financial administration) and extensive professional knowledge, and we believe he can utilize his experience to enhance the transparency and objectivity of our management.

          His tenure of office as outside director of the Company would be three
          (3) years following the conclusion of the Ordinary General Meeting of Shareholders.

     5. We recommend Mr. Asutshi Horiba as a candidate for outside director due to his extensive experience as a manager and knowledge in overseas business development for companies in and outside Japan and we believe he can utilize his strong leadership skills and knowledge to help strengthen our overseas business development.

     6. Limitation of Liability Agreement with Outside Directors In order to secure qualified personnel, our Articles of Incorporation prescribe that we may execute a limitation of liability agreement with outside directors to limit their liability for damages in certain instances, and Mr. Kazuo Inamori and Mr. Mamoru Ozaki, the candidates for outside director, have executed such limitation of liability agreement.

          We plan to execute a limitation of liability agreement with Mr. Atsushi Horiba, an outside director candidate.

          A summary of the limitation of liability agreement is as follows:

               - The maximum amount of liability for damages incurred due to negligence of duties by the outside director shall be the minimum liability amount as provided by Paragraph 1, Article 427 of the Company Act.

               - The limitation of liability shall be accepted only if the outside director executes his or her duties in good faith and the liability is not the result of gross negligence.

AGENDA ITEM NO. 2: ELECTION OF ONE STATUTORY AUDITOR

     The term of officer of Statutory Auditor Mr. Hajime Kotake will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, the election of one statutory auditor has been proposed.

     This agenda item has been approved by the board of statutory auditors.

     The candidate for statutory auditor is as follows:


                                         Brief Personal History            Company
Candidate                          (including representation of other   shares owned
   No.      Name (Date of Birth)           companies, if any)           by Candidate
---------   --------------------   ----------------------------------   ------------
1.            Yoshio Kawashima     March 1974                               2,000
             (February 5, 1952)       Joined the Company
                                   July 1997
                                      Appointed full-time Manager of
                                      Finance Department
                                   June 2001
                                      Appointed Business Management
                                      Group Manager of Overseas
                                      Business Division


                                         Brief Personal History            Company
Candidate                          (including representation of other   shares owned
   No.      Name (Date of Birth)           companies, if any)           by Candidate
---------   --------------------   ----------------------------------   ------------
                                   April 2007
                                      Audit Office Chief Manager
                                   April 2008
                                      Audit Office General Manager
                                      (acting)

(Note) 1. There are no special interests between the candidate and the Company.

AGENDA ITEM NO. 3: PAYMENT OF OFFICERS' BONUSES

     We propose that officers' bonuses of Y40 million in total be paid to our 6 current directors (excluding the outside directors) as of the end of the fiscal year in consideration of the business results of the fiscal year ended March 31, 2008.

AGENDA ITEM NO. 4: RESOLUTION REGARDING THE AMOUNT AND TERMS OF STOCK
                   ACQUISITION RIGHTS TO BE ISSUED TO DIRECTORS AS STOCK OPTIONS

1. Reason for Proposal

     The Company wishes to grant stock acquisition rights with an exercise price of one (1) yen per share to its directors (excluding outside directors) as a form of equity compensation, with the goal of providing directors with the opportunity, like shareholders of the Company, to participate in the benefits of increasing stock values as well as to bear the risks of declining stock values, so as to further encourage such directors' desire to serve and improve the Company.

     Under the Company Act (Law No. 86 of 2005), granting stock acquisition rights to directors is considered a form of remuneration, and we will therefore ask that shareholders approve the amount and terms of the stock acquisition rights to be granted.

     The Company decided to base the proposed amount and terms of the stock acquisition rights on the size of the Company, each director's degree of contribution and how each director conducts his or her duties.

     The Company believes that the terms of the proposal are appropriate, since the stock options will be granted with the aim of providing stock acquisition rights so that directors, like shareholders, will not only enjoy the benefit of increasing stock values but also bear the risk of decreasing stock values, as well as to further encourage their desire to serve and improve the Company.

     Furthermore, stock acquisition rights will not be issued to outside directors because outside directors are retained as part of the Company's corporate governance strategy in order to improve corporate value by increasing management transparency and ensuring fairness and independence.

2. Terms of the Proposal

(1) At the 57th ordinary general meeting of shareholders held on June 29, 2005, the remuneration of directors was limited to a maximum of Y350 million per year. In this proposal we would like to pay Y70 million per fiscal year of compensation to directors in the form of stock acquisition rights in addition to cash remuneration, to begin on the date of the ordinary general meeting of shareholders.

(2) The proposed terms of the provision of stock acquisition rights as stock options to directors of the Company are as follows:

     (i) Total number of stock acquisition rights and total number of shares represented by the stock acquisition rights:

     The maximum number of shares that can be acquired through the exercise of stock acquisition rights during any one-year period beginning on the date of the ordinary general meeting of shareholders (an "Allocation Year") is 70,000 ordinary shares of the Company (the "Maximum Annual Acquired Shares").

     If, following the conclusion of this Ordinary General Meeting of Shareholders, there is a stock split or a reverse stock split, the adjustment shall be made in accordance with the following calculation:

               Maximum Annual Acquired Shares after adjustment =
     Maximum Annual Acquired Shares before adjustment x stock split / reverse stock split ratio

     In addition, if it becomes appropriate to adjust the Maximum Annual Acquired Shares, the Company may do so to the extent reasonable. Any fractional shares as a result of the above adjustment will be rounded down to the nearest whole share.

     The maximum number of stock acquisition rights that can be issued in any Allocation Year (the "Maximum Annual Issuance") is calculated by dividing the Maximum Annual Acquired Shares of the Allocation Year, by the number of shares in a trading unit of the Company. (If, following the conclusion of this Ordinary General Meeting of Shareholders, there has been no adjustment to the number of Maximum Annual Acquired Shares due to a stock split, reverse stock split or other event, and the total number of shares in a trading unit remains at the current 1,000 shares, the Maximum Annual Issuance will be 70).

     However, if there is an adjustment to the number of shares in a trading unit in the middle of an Allocation Year and stock acquisition rights have already been issued for such Allocation Year, the Maximum Annual Issuance will be adjusted as follows:

  Maximum Annual Issuance after adjustment = ((Maximum Annual Acquired Shares immediately prior to the adjustment in the number of shares in a trading unit - the number of shares represented by stock acquisition rights already issued for such Allocation Year) / the new number of shares in a trading unit) + the number of stock acquisition rights already issued for such Allocation Year

     (ii) Class of shares represented by the stock acquisition rights and the number of shares represented by each share acquisition right

     The stock acquisition rights will be for ordinary shares. The number of shares represented by each stock acquisition right ("Conversion Ratio") is the number of shares in a trading unit of the Company (currently, 1,000 shares) at the time such stock acquisition right is allocated.

     Furthermore, following the allocation of the stock acquisition rights, if the Company carries out a stock split or reverse stock split, the Conversion Ratio will be adjusted as follows:

                     Conversion Ratio following adjustment =
 Conversion Ratio prior to adjustment x stock split / reverse stock split ratio

     In addition, if after the allocation of the stock acquisition rights it becomes appropriate to adjust the Conversion Ratio, the Company may do so to the extent reasonable.

     Any fractional shares as a result of the above adjustment will be rounded down to the nearest whole share.

     (iii) Amount capitalized upon exercise of stock acquisition rights

     The amount capitalized upon the exercise of each stock acquisition right shall be the amount obtained by multiplying (i) the exercise price of one
     (1) yen per share to be paid upon exercise of the stock acquisition rights and (ii) the Conversion Ratio.

     (iv) Exercise period for stock acquisition rights

     The stock acquisition rights will be exercisable from the date immediately following the grant date of the stock acquisition right for a period of not more than 20 years to be set by the board of directors of the Company.

     (v) Restriction on the acquisition of stock acquisition rights by transfer

     The acquisition of stock acquisition rights by transfer is subject to approval by resolution of the board of directors of the Company.

     (vi) Other conditions relating to the exercise of stock acquisition rights

     In principle, holders of stock acquisition rights may exercise their stock acquisition rights from the date immediately following their loss of status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company during the period prescribed in (iv) above. Other stock acquisition right conditions shall be determined at a general meeting of shareholders or the board of directors of the Company where items regarding the offer stock acquisition rights will be determined.

(3) There are currently eight directors, two of whom are outside directors. However, if the Agenda Item No.1 (Election of Eight Directors) is approved without amendment at this Ordinary General Meeting of Shareholders, the number of directors will be eight, three of whom will be outside directors.

(Additional Reference)

     In addition to introducing a proposal for a stock option plan for directors of the Company, upon resolution of the board of directors of the Company, we plan to issue stock acquisition rights with the same details as those outlined above to director's of the Company's subsidiary, Wacoal Corp., within one year from the conclusion of this Ordinary General Meeting of Shareholders. The Maximum Annual Acquired Shares will be 30,000 ordinary shares and the Maximum Annual Issuance will be 30.